UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

FLEXION THERAPEUTICS, INC.

(Name of Subject Company)

Flexion Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

33938J106

(CUSIP Number of Class of Securities)

Michael D. Clayman, M.D.

Chief Executive Officer

Flexion Therapeutics, Inc.

10 Mall Road, Suite 301

Burlington, MA 01803

(781) 305-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Miguel J. Vega

Kevin Cooper

Sean M. Clayton

Cooley LLP

500 Boylston Street, 14th Floor

Boston, MA 02116

(617) 937-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Flexion Therapeutics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 22, 2021, relating to the tender offer on Schedule TO filed with the SEC on October 22, 2021, by Pacira BioSciences, Inc., a Delaware corporation (“Pacira”), and Oyster Acquisition Company Inc., a Delaware corporation and wholly owned subsidiary of Pacira (“Purchaser”), to acquire all of the outstanding shares of common stock of Flexion, $0.001 par value per share (the “Shares”), at an offer price of (i) $8.50 per Share in cash, net of applicable withholding taxes and without interest, plus (ii) one contingent value right per Share, which will represent the right to receive one or more contingent payments of up to $8.00 per Share in the aggregate, in cash, net of applicable withholding taxes and without interest, upon the achievement of specified milestones, described in further detail in the Schedule 14D-9, pursuant to the terms of the Contingent Value Right Agreement, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 22, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Explanatory Note

Since the initial filing of the Schedule 14D-9, eleven actions (described below under the section entitled Item 8 “Additional Information”) have been filed by purported stockholders, each challenging the disclosures in the Schedule 14D-9 (the “Actions”). In addition, the Company has received three books and records demands, each of which also alleges omissions in the Schedule 14D-9 (the “Demands”). The Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable law and denies the allegations in the Actions and Demands. However, solely to avoid the risk of the Actions or Demands delaying or otherwise adversely affecting the Transaction, to minimize any associated costs, risks, and uncertainties, and to provide additional information to its stockholders, the Company has determined voluntarily to supplement certain disclosures in the Schedule 14D-9 with the information set forth below under the sections entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation” and “Item 5. Persons/Assets Retained, Employed, Compensated or Used”  (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the Actions and Demands that any additional disclosure was or is required or material.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as set forth below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3. “Past Contacts, Transactions, Negotiations and Agreements.” of the Schedule 14D-9 is hereby amended as follows:

1.	By removing the strikethrough text and adding the bold text under the section entitled “Golden Parachute Compensation” on page 10 as follows:

(2) Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table of our most recent proxy statement. Two of our ~~Our~~ named executive officers whose compensation was required to be reported in the Proxy Statement, Mr. Arkowitz and Dr. Kelley, terminated their employment with us in 2021 and therefore will not receive payments or benefits in connection with the Offer or the Merger. Both individuals departed for personal reasons or to pursue other business opportunities (e.g., on May 20, 2021, Seres Therapeutics, Inc. announced that Mr. Arkowitz had been appointed Chief Financial Officer and Head of Business Development).

2.	By adding the bold text under the section entitled “Potential for Future Arrangements” on page 11 as follows:

As of the date of this Schedule 14D-9, to the Company’s knowledge, none of our executive officers has had discussions, or entered into any agreement, arrangement, or understanding, with Pacira regarding employment with, or the right to purchase or participate in the equity of, Pacira or the Surviving Corporation.

It is possible that Continuing Employees, including executive officers, will enter into new compensation arrangements with Pacira or the Surviving Corporation after the completion of the Offer. Such arrangements may include agreements regarding future terms of employment, the right to receive equity-based awards of Pacira and/or to receive retention bonus awards. Any such arrangements, if any, are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Item 4.	The Solicitation or Recommendation.

Item 4. “The Solicitation or Recommendation.” of the Schedule 14D-9 is hereby amended as follows:

1.	By removing the strikethrough text and adding the bold text to the below paragraph under the section entitled “— Background of Offer and Merger” on page 17 as follows:

On June 22, 2021, Flexion received a non-binding, written proposal from Party A to acquire the ZILRETTA-only portion of Flexion’s business for $450.0 million in cash. Later that day, Flexion and Party A executed a mutual confidentiality agreement that was substantially similar to the mutual confidentiality agreement entered into between Flexion and Pacira described under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Confidentiality Agreement”, which included a standstill and “don’t ask, don’t waive” provision ~~but not a~~ with no fall-away provision, but with a carve-out that would not prohibit Party A from making a non-public proposal regarding a possible transaction to the Board, Flexion’s senior management, or Flexion’s external financial advisors. Although Party A’s June 22nd proposal was unsolicited, Party A and Flexion had engaged in prior business development discussions as described above.

2.	By removing the strikethrough text and adding the bold text to the below paragraph under the section entitled “— Background of Offer and Merger” on page 18 as follows:

During the period beginning on July 6, 2021 and continuing until July 21, 2021, consistent with the discussions with the Board, representatives of Lazard contacted 21 parties (excluding Pacira and Party A), including Party B, Party C, and Party D, each of which was a potential strategic buyer, regarding a potential strategic transaction. Of these parties (i) 15 parties determined not to proceed in the process after initial contact and (ii) six parties, including Party B, Party C and Party D, executed mutual ~~confidentially~~ confidentiality agreements with Flexion that were substantially similar to the mutual confidentiality agreement entered into between Flexion and Pacira described under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Confidentiality Agreement”, which included a standstill and “don’t ask, don’t waive” provision ~~but not a~~ with no fall-away provision, but with a carve-out that would not prohibit Party B, Party C or Party D from, respectively, making a non-public proposal regarding a possible transaction to the Board, Flexion’s senior management, or Flexion’s external financial advisors. All six parties were subsequently provided access to Flexion’s virtual data room, which included the Preliminary March 2021 Revenue Forecasts, and four of the six parties, including Party B, Party C and Party D, participated in meetings with Flexion’s senior management.

3.	By adding the bold text under the section entitled “— Financial Projections and Forecasts” on page 32 as follows:

The Preliminary March 2021 Revenue Forecasts assumed that revenue growth would accelerate in the near term due to growth of ZILRETTA sales for the treatment of osteoarthritis knee pain (for which ZILRETTA is currently approved in the U.S.) and expansion into the treatment of osteoarthritis shoulder pain. The Preliminary March 2021 Revenue Forecasts included both a base case and boost case. The Preliminary March 2021 Revenue Forecasts were based on the market research studies and high-level guidance from Flexion senior management and were reviewed, but not approved, by the Board. The base case assumed: (i) ZILRETTA peak sales of $545 million; (ii) a net sales price per vial of ZILRETTA of $468 through 2030; (iii) 100% probability of ZILRETTA commercial revenue success; and (iv) an FX201 commercial launch in 2029 and an FX301 commercial launch in 2026. In addition to the foregoing, the boost case assumed: (i) future real-world data on patient and physician experiences with ZILRETTA from a knee osteoarthritis patient registry study; (ii) a successful randomized controlled trial to support removal of the limitation of use in the ZILRETTA product label that could drive an increase in ZILRETTA sales; and (iii) future approval of an expanded label for ZILRETTA for the treatment of osteoarthritis shoulder pain.

Among other things, the following assumptions in the Preliminary March 2021 Revenue Forecasts changed in the Projections: (i) a 25% discount for commercial probability of success for ZILRETTA revenue was applied where previously no risk adjustment was applied; (ii) price increases were applied from 2022 through 2026 and flat thereafter, where previously no price increases were included; (iii) post loss of patent exclusivity of 17% was applied to account for new market entrants and competitors by 2031 or thereafter, compared to 7% previously; (iv) peak ZILRETTA sales were revised down from $554 million to $349 million because of items (i)-(iii), above; and (v) projected cost of goods sold and selling, general and administrative expense expenses as a ratio to revenue were increased, and research and development expenses for FX201 were reduced post Phase 1 trial in 2022. In addition, the Projections took into account preliminary net sales for ZILRETTA in the third quarter of 2021, which, as the Company publicly disclosed on October 11, 2021, were expected to be in the range of $21 million to $23 million and were negatively impacted, particularly in the second half of the quarter, by the following primary factors: (a) temporary disruptions from rebate program modifications, (b) pandemic-related challenges, and (c) several unanticipated manufacturing batch failures that led to short-dated ZILRETTA inventory resulting in smaller order sizes by physician practices and product returns from specialty distributors.

4.	By replacing the strikethrough text with the bold text in the second paragraph under the section entitled “— Analysis of Consideration” on page 35 as follows:

“Lazard calculated the risk-adjusted and probability adjusted net present value (“NPV”) of the CVR based upon the revenue forecast and pipeline development timeline set forth in the Projections~~Management Cast Forecasts~~. For purposes of this analysis, Lazard utilized a discount rate of 6.0%, based on Lazard’s estimate of Pacira’s cost of debt, to calculate the risk-adjusted and probability-adjusted NPV of potential payments pursuant to the CVR as of December 31, 2021. This resulted in a risk-adjusted and probability adjusted NPV of $2.72 per CVR and, together with the upfront consideration of $8.50, an implied per Share equity value of $11.22.”

5.	By removing the strikethrough text and adding the bold text in the third paragraph under the section entitled “— Discounted Cash Flow Analysis” and table below on page 35 as follows:

Based on the Projections, Lazard performed a discounted cash flow analysis of Flexion based on the present value of forecasted unlevered, after-tax free cash flows for fiscal years 2022 through 2042 with no terminal value. The cash flows for fiscal years 2032 through 2042 are set forth in the table below.

($ millions)	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E
Unlevered Free Cash Flow	$174	$155	$138	$125	$112	$106	$99	$94	$50	$36	$29

Lazard discounted the unlevered, after-tax free cash flows to December 31, 2021 using discount rates ranging from 9.0% to 11.0%, which were chosen by Lazard based upon its analysis of Flexion’s weighted average cost of capital using the capital asset pricing model and based on considerations that Lazard deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for comparable companies. Based upon the foregoing, Lazard calculated implied enterprise value and equity value reference ranges for Flexion, resulting in an implied aggregate equity value for Flexion of $555~~550~~ million to $680 million and an implied per Share equity value reference range of $7.20 to $9.60. Lazard compared this range to the implied per Share equity value of $11.22, calculated based on the upfront consideration of $8.50 per Share and the combined upfront and risk-adjusted and probability-adjusted NPV of $2.72 per CVR, as described under “— Analysis of Consideration” above.

6.	By replacing the table under the section entitled “— Selected Precedent Transactions Analysis” on page 36 with the table below:

Announcement Date	Acquiror	Target	Transaction Value (Upfront) ($ in millions)	Transaction Value (Total) ($ in millions)	EV/FY+3 Revenue
March 2019	Pacira BioSciences, Inc.	MyoScience, Inc.	$120	$220	6.3	x
April 2017	Gurnet Point L.P.	Innocoll Holdings plc	$55	$209	2.7	x
July 2014	ProStrakan Group plc	Archimedes Pharma Limited	$394	$394	5.8	x
February 2014	Mallinckrodt plc	Cadence Pharmaceuticals, Inc.	$1,300	$1,300	3.7	x
January 2014	Teva Pharmaceuticals Industries Ltd.	NuPathe Inc.	$144	$274	1.3	x

7.	By replacing the bulleted list under the section entitled “— Selected Public Companies Analysis” on page 37 with the table below:

Company	Enterprise Value ($ in millions)	2023 Revenue ($ in millions)	EV/2023 Revenue
Harmony Biosciences Holdings, Inc.	$2,151	$701	3.1	x
Amarin Corporation plc	$1,514	$738	2.1	x
Vanda Pharmaceuticals Inc.	$662	$354	1.9	x
Catalyst Pharmaceuticals, Inc.	$541	$171	3.2	x
Rigel Pharmaceuticals, Inc.	$477	$195	2.5	x
Intercept Pharmaceuticals, Inc.	$746	$399	1.9	x
Biodelivery Sciences International, Inc.	$361	$258	1.4	x
Evolus, Inc.	$317	$246	1.3	x
Esperion Therapeutics, Inc.	$361	$527	0.7	x
Adamas Pharmaceuticals, Inc.	$229	$132	1.7	x

8.	By adding the bold text in the first paragraph under the section entitled “— Premia Paid Analysis” on pages 37-38 and table below as follows:

Using information from public filings and other publicly available information, Lazard analyzed the premia paid (based on the consideration payable at the closing of the selected transaction but excluding contingent value rights) for acquisitions of commercial stage biopharmaceutical companies announced since January 1, 2018. For each of the selected transactions in the table below, Lazard calculated the implied premia as a percentage based on the amount by which the per-share consideration in each transaction exceeded the target company’s 1-day unaffected per-share price.

Announcement Date	Acquiror	Target	Premium to 1-Day Unaffected Per-Share Price
May 5, 2021	Amryt Pharma PLC	Chiasma, Inc.	81%
February 3, 2021	Jazz Pharmaceuticals plc	GW Pharmaceuticals plc	50%
October 19, 2020	Endo International plc	BioSpecifics Technologies Corp.	45%
October 1, 2020	Covis Group S.à r.l.	AMAG Pharmaceuticals, Inc.	46%
September 13, 2020	Gilead Sciences, Inc.	Immunomedics, Inc.	108%
August 31, 2020	Nestlé Health Science S.A.	Aimmune Therapeutics, Inc.	174%
August 31, 2020	Ionis Pharmaceuticals, Inc.	Akcea Therapeutics, Inc.	59%
May 5, 2020	Alexion Pharmaceuticals, Inc.	Portola Pharmaceuticals, Inc.	132%
May 4, 2020	Menarini Group	Stemline Therapeutics Inc.	142%
January 10, 2020	Eli Lilly and Company	Dermira, Inc.	138% [the unaffected date is December 6, 2019, due to significant price appreciation without notable news or catalysts]
September 30, 2019	Swedish Orphan Biovitrum AB	Dova Pharmaceuticals, Inc.	36%
June 17, 2019	Pfizer Inc.	Array Biopharma Inc.	62%
January 7, 2019	Eli Lilly and Company	Loxo Oncology, Inc.	68%
December 12, 2018	Bausch Health Companies Inc.	Synergy Pharmaceuticals Inc.	138%
December 3, 2018	GlaxoSmithKline plc	TESARO, Inc.	182% [the unaffected date is November 15, 2018, based on release of rumors first reported on November 16, 2018]
January 22, 2018	Sanofi S.A.	Bioverativ Inc.	64%

9.	By adding the bold text in the paragraph under the section entitled “— Research Analyst Price Targets” on page 38 and table below as follows:

Lazard reviewed selected equity research analyst price targets based on published, publicly available Wall Street equity research reports. As set forth in the table below, Lazard observed that such price targets ranged from $6.00 per Share to $25.00 per Share.

Broker	Price Target
Northland Securities, Inc.	$25.00
H.C. Wainwright & Co.	$25.00
BMO Capital Markets Corp.	$20.00
The Benchmark Company, LLC	$20.00
Guggenheim Securities, LLC	$18.00
RBC Capital Markets, LLC	$18.00
Needham & Company, LLC	$18.00
Raymond James & Associates, Inc.	$16.00
Oppenheimer & Co. Inc.	$15.00
Credit Suisse Securities (USA) LLC	$14.00
Wells Fargo Securities, LLC	$12.00
Goldman Sachs & Co. LLC	$6.00

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Item 5. “Persons/Assets Retained, Employed, Compensated or Used.” of the Schedule 14D-9 is hereby amended as follows.

1.	By adding the bold text on page 39 as follows:

Pursuant to Goldman Sachs’ engagement letter with Flexion, Flexion retained Goldman Sachs as its financial advisor in connection with the Offer and the Merger. Flexion has agreed to pay Goldman Sachs an aggregate fee of $1,000,000 upon consummation of the Merger. As of October 6, 2021, Goldman Sachs has not, in the past two years, performed any financial advisory and/or underwriting services for which it has recognized compensation for Pacira or any of its affiliates.

Item 8.	Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By deleting the sentence under the section entitled “Legal Proceedings” on page 43 and replacing it with the following paragraphs:

“As of November 12, 2021, eleven complaints were filed in federal court by purported stockholders of Flexion regarding the Merger. The first complaint was filed on October 22, 2021, in the United States District Court for the Southern District of New York and is captioned Elaine Wang v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-08693. The second complaint was filed on October 28, 2021, in the United States District Court for the Southern District of New York and is captioned Marc Waterman v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-08804 (S.D.N.Y filed October 28, 2021). The third complaint was filed on October 28, 2021, in the United States District Court for the Southern District of New York and is captioned Melinda Turkington v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-08817. The fourth complaint was filed on November 1, 2021, in the United States District Court for the Southern District of New York and is captioned Barbara Hart v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-08919. The fifth complaint was filed on November 1, 2021, in the United States District Court for the Southern District of New York and is captioned Lee Beary v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-08925. The sixth complaint was filed on November 2, 2021, in the United States District Court for the Southern District of New York and is captioned Katherine Finger v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-09032. The seventh complaint was filed on November 2, 2021, in the United States District Court for the Eastern District of New York and is captioned David Gruver v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-06106. The eighth complaint was filed on November 3, 2021, in the United States District Court for the Southern District of New York and is captioned Theodore Meshover v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-09043. The ninth complaint was filed on November 4, 2021, in the United States District Court for the District of Delaware and is captioned Sam Carlisle v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-01572-UNA. The tenth complaint was filed on November 4, 2021, in the United States District Court for the Eastern District of Pennsylvania and is captioned Alex Ciccotelli v. Flexion Therapeutics, Inc., et al., Case No. 2:21-cv-04885. The eleventh complaint was filed on November 10, 2021, in the United States District Court for the District of Delaware and is captioned James Murray v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-01590-UNA (collectively, the “Complaints”). The Complaints name as defendants Flexion and each member of the Board (the “Flexion Defendants”). The Waterman complaint additionally names as defendants Pacira and Purchaser (the “Pacira Defendants”). The plaintiffs generally contend that this Schedule 14D-9 has omitted or misrepresented material information regarding the Merger. The Hart complaint additionally alleges that Flexion engaged in an insufficient sales process and that members of the Board and Flexion’s management had conflicts of interest with Flexion’s stockholders. The Complaints allege violations of Section 14(d) and/or Section 14(e) of the Exchange Act against all Flexion Defendants, and assert violations of Section 20(a) of the Exchange Act against the members of the Board. The Waterman complaint additionally alleges violations of Section 14(d), Section 14(e) and Section 20(a) of the Exchange Act against the Pacira Defendants. The Complaints collectively seek, among other relief, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission and/or rescissory damages in the event the Transactions are consummated; (iii) other damages purportedly incurred on account of defendants’ alleged misstatements or omissions; (iv) disclosure of certain information requested by the plaintiffs; (v) declaratory relief stating defendants violated the Exchange Act; and (vi) an award of plaintiffs’ expenses and attorneys’ fees. Each of the Flexion Defendants and the Pacira Defendants intend to vigorously defend these actions.

Additional lawsuits may be filed against Flexion, the Board, Pacira and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed, absent new or different allegations that are material, the Company and Pacira will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLEXION THERAPEUTICS, INC.

Dated: November 12, 2021	By:	/s/ Mark S. Levine
		Name:	Mark S. Levine
		Title:	General Counsel and Corporate Secretary